______________________________________________
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 ____________________
FORM 11-K
 ____________________
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to             .
Commission file number: 1-16411

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
NORTHROP GRUMMAN FINANCIAL
SECURITY AND SAVINGS PROGRAM

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
NORTHROP GRUMMAN CORPORATION
2980 Fairview Park Drive
Falls Church, Virginia 22042
________________________________________________

Northrop Grumman Financial
Security and Savings Program
Financial Statements as of December 31, 2012 and 2011,
and for the Year Ended December 31, 2012,
Supplemental Schedule as of December 31, 2012,
and Report of Independent Registered Public Accounting Firm

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Benefit Plan Administrative Committee of the
Northrop Grumman Financial Security and Savings Program
We have audited the accompanying statements of net assets available for benefits of the Northrop Grumman Financial Security and Savings Program (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ DELOITTE & TOUCHE LLP

Los Angeles, California
June 25, 2013

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2012			2011
$ in thousands	Retirement Account (1)	Savings Account (2)	Total	Retirement Account (1)	Savings Account (2)	Total

Assets
Investment in Northrop Grumman Defined Contribution Plans Master Trust-at fair value	$219,945	$348,808	$568,753	$211,116	$345,205	$556,321
Short-term investments-at fair value	—	4,111	4,111	—	5,466	5,466
Total investments	219,945	352,919	572,864	211,116	350,671	561,787

Notes receivable from participants		4,055	4,055	—	4,372	4,372
Total assets	219,945	356,974	576,919	211,116	355,043	566,159

Liabilities
Due to Northrop Grumman Corporation pension plans	20	—	20	2,003	—	2,003
Accrued expenses	38	69	107	12	61	73
Total liabilities	58	69	127	2,015	61	2,076

Net assets available for benefits at fair value	219,887	356,905	576,792	209,101	354,982	564,083
Adjustment from fair value to contract value for fully benefit responsive investment contracts	—	(6,985)	(6,985)	—	(5,883)	(5,883)
Net assets available for benefits	$219,887	$349,920	$569,807	$209,101	$349,099	$558,200

(1) Non-participant directed
(2) Participant directed
See notes to financial statements.

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2012
$ in thousands	Retirement Account (1)	Savings Account (2)	Total

Investment Income
Plan interest in Northrop Grumman Defined Contribution Plans Master Trust	$25,889	$31,759	$57,648
Interest	—	8	8
Total investment income	25,889	31,767	57,656

Additions
Interest income on notes receivable from participants	—	175	175
Total additions	—	175	175

Deductions
Benefits paid to participants	(8,743)	(30,536)	(39,279)
Administrative expenses	(418)	(585)	(1,003)
Total deductions	(9,161)	(31,121)	(40,282)

Transfers
Transfers to Northrop Grumman Corporation pension plans	(5,942)	—	(5,942)

Increase in net assets	10,786	821	11,607

Net assets available for benefits
Beginning of year	209,101	349,099	558,200
End of year	$219,887	$349,920	$569,807

(1) Non-participant directed
(2) Participant directed
See notes to financial statements.

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM
NOTES TO FINANCIAL STATEMENTSAS OF DECEMBER 31, 2012 AND 2011, AND FOR THE YEAR ENDED DECEMBER 31, 2012
1. DESCRIPTION OF THE PLAN
The following description of the Northrop Grumman Financial Security and Savings Program (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General
The Plan is a qualified defined contribution plan established for the benefit of certain employees of Northrop Grumman Corporation (the “Company” or NGC) acquired as part of NGC's acquisition of Litton Industries, Inc. Both the savings and employee stock ownership plan features are reported within the Plan's financial statements. The Plan's Benefit Plans Administrative and Investment Committees control and manage the operation of the Plan. State Street Bank and Trust Company (“State Street” or the “Trustee”) serves as the Trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
The Plan holds investments in retirement account assets (“FSSP Retirement Account”) and savings account assets (“FSSP Savings Account”) in the Northrop Grumman Defined Contribution Plans Master Trust (the “DC Master Trust”) except for temporary (short-term) investments.
Huntington Ingalls Industries, Inc. Spin-Off
In 2011, the Company completed a spin-off of its shipbuilding business into Huntington Ingalls Industries, Inc. (HII). The spin-off resulted in the transfer of participating employees in the Plan into a separate HII sponsored plan. In connection with the spin-off, the Plan received shares of HII common stock that were placed in the Huntington Ingalls Industries Stock Fund (“HII Stock Fund”). An orderly liquidation of the HII Stock Fund was completed in 2012.
Employee Deposits and Company Contributions
Participants remaining in the plan may no longer make deposits and therefore there are no matching company contributions. Prior to the spin-off of HII, a participant could deposit from one percent to four percent of annual cash compensation, as defined by the Plan, into the FSSP Retirement Account. A participant's FSSP Retirement Account deposits provided the basis for determining the extent to which the participant is entitled to receive pension benefits under other Company pension plans. A participant who deposited four percent of annual cash compensation into the FSSP Retirement Account could have elected to deposit an additional one percent to 71 percent into the FSSP Savings Account. The Company matched 50 percent of the first four percent of a participant's deposits to the Plan, subject to certain collective bargaining agreements, with such contributions remitted to the participant's FSSP Savings Account. Investment of FSSP Retirement Account deposits is directed solely by the Plan's Investment Committee. FSSP Savings Account deposits are invested, as designated by the participant, in one or more of the investment funds currently available (see “Investment Options” below). Forfeitures of Company matching contributions plus investment earnings thereon are used to reduce subsequent Company matching contributions or to offset expenses.
Vesting
A participant is always fully vested in their deposits (including any investment earnings thereon). Participants vest at 50 percent in all Company matching contributions, plus related investment earnings after two full years of service and 100 percent after three full years of service. All participants will be fully vested in Company matching contributions during 2014. Full vesting also occurs if a participant (while in the employment of the Company) dies, becomes totally disabled, or terminates employment on or after reaching age 65. Nonvested amounts of a participant's Company matching contributions are forfeited upon termination of employment if the participant takes a distribution of his or her vested account balance. Otherwise, forfeiture shall not occur until the participant has incurred a five-year break in service. Forfeitures for a terminated participant may be restored depending on the time elapsed from the termination date and the time that the participant becomes reemployed by the Company.
Forfeited Accounts
At December 31, 2012 and 2011, forfeited accounts totaled $15,000 and $67,000, respectively. Forfeited amounts were reallocated to earnings during the year ended December 31, 2012.

Participant Accounts
An account is maintained for each participant. Each participant's account is increased or decreased with the participant's withdrawals, and allocations of (a) Plan earnings/losses, and (b) Plan expenses. Allocations are based on participant earnings on account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Investment Options
Participant deposits to the FSSP Retirement Account are invested in the Balanced Fund in the DC Master Trust. A participant may direct his or her employee deposits and Company matching contributions, in one percent increments, to be invested in one or more of the following FSSP Savings Account (participant directed) investment options. The investment funds are managed by a professional investment manager appointed by the Plan's Investment Committee.
U.S. Equity Fund - The U.S. Equity Fund consists predominantly of holdings in large- and medium-sized U.S. company stocks. The fund's objectives are to achieve a high total return through long-term growth of capital and the reinvestment of current income.
U.S. Fixed-Income Fund - The U.S. Fixed-Income Fund primarily consists of holdings in marketable, fixed-income securities rated within the three highest investment grades assigned by Moody's Investor Services or Standard & Poor's Corporation, U.S. Treasury or federal agency obligations, or cash equivalent instruments. The fund is diversified by investing in a range of fixed-income securities that mature, on average, eight to 10 years.
Northrop Grumman Stable Value Fund - The investments of the Northrop Grumman Stable Value Fund ("Stable Value Fund") are diversified among U.S. government securities and obligations of government agencies, bonds, short-term investments, cash and investment contracts issued by insurance companies, and banks (see Note 6).
Northrop Grumman Fund - The Northrop Grumman Fund (“NG Stock Fund”) invests primarily in NGC common stock.
Balanced Fund - The Balanced Fund is designed to provide investors with a fully diversified portfolio consisting of targeted proportions of fixed-income securities (35 percent), U.S. equities (45 percent), and international equities (20 percent). The fund seeks to exceed the return of the bond market and approach the return of the stock market, but with less risk than an investment only in stocks.
International Equity Fund - The International Equity Fund consists of stocks of a diversified group of companies in developed countries outside the U.S.. The fund's objectives are capital appreciation over the long term, along with current income (dividends).
Small Cap Fund - The Small Cap Fund consists of a diversified group of U.S. companies with lower market capitalization and higher revenue growth than the large, well-established companies that make up the S&P 500 Index. The objective is capital appreciation over the long term, rather than to provide current income.
Emerging Markets Fund - The Emerging Markets Fund consists of a diversified portfolio of stocks issued by companies based in developing countries. The fund's objective is capital appreciation over the long term.
Retirement Path Portfolios - Each retirement path is a broadly diversified portfolio of funds consisting of equities, fixed-income securities, and other investments tailored to the investment time horizon of the investor. The name of each strategy reflects the year when the investor will most likely begin to draw interest and/or principal out of their portfolio. The portfolios are the Retirement Path, the 2020 Retirement Path, the 2030 Retirement Path, the 2040 Retirement Path, and the 2050 Retirement Path.
Participants may change their investment elections in the FSSP Savings Accounts daily. Existing account balances can be transferred daily, subject to certain restrictions.
Contributions deposited into each investment fund buy units of that fund based on unit values that are updated daily prior to any Plan transactions, including contributions, withdrawals, distributions, and transfers. The value of each participant's account within each fund depends on two factors: (1) the number of units purchased to date and (2) the current value of each unit.
Participant Loans
Participants may borrow from their vested FSSP Savings Account balance a minimum of $1,000, up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance over the past 12 months, or 50 percent of their vested account balances. A participant may not have more than two outstanding loans at any given time (except for those merged from other plans). Loans are prorated across all investment funds and are secured by the balance in the participant's FSSP Savings account. The interest rate is fixed on the last business day of each month at the prime rate plus one percent. Repayments are made from payroll deductions (for active employees) or other form of payment (for former employees or employees on leave of absence). The maximum loan period for a regular loan is five years except that participants may obtain 15-year loans if used to acquire a dwelling that is the principal residence of the participant. Loans may be repaid early in full; partial early repayments are not permitted. As of December 31, 2012, participant loans have maturities through 2027 at interest rates ranging from 4.25 percent to 9.5 percent.
Payment of Benefits
On termination of employment with the Company (including termination due to death, disability, or retirement), a participant may receive a lump-sum payment of FSSP Retirement and/or Savings Account balances (net of any outstanding loan balances). A participant may also delay payment until the age of 70 1/2 if the total account balance exceeds $1,000. In addition, a participant has the option of choosing to take the total distribution as an annuity subject to Plan terms, or, at retirement, to elect a rollover of his or her FSSP Retirement Account to other Company pension plans. Certain partial distributions after termination of employment and before age 70 1/2 are permitted by the Plan. Participants may roll over account balances to individual retirement accounts or another employer's qualified retirement plan to postpone federal and most state income taxes.
Distributions from the NG Stock Fund will be paid in cash, stock, or a combination of both, depending on the participant's election.
A participant's benefit under other Company pension plans is determined by the amount of deposits to the participant's FSSP Retirement Account. To achieve the maximum retirement benefit under such retirement plans, the Plan provides that employees must, on an annual basis, deposit the lesser of (i) four percent of their annual compensation, (ii) the 401(k) deferral limit as defined by the Code, (iii) four percent of the pay cap limit as defined by the Code, or (iv) such lesser maximum amount as may result from the application of the nondiscrimination tests.
Withdrawals
A participant may withdraw all or a portion of his or her vested Company matching contributions (plus earnings) and all or a portion of his or her FSSP Savings Account deposits, net of any loan balances outstanding, for any reason after reaching age 59 1/2, or prior to reaching age 59 1/2 in the case of hardship (as described in the Plan document) and such withdrawals are subject to tax withholdings as appropriate.
2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various securities, including U.S. and foreign government securities, corporate debt instruments, corporate stocks, asset-backed securities, mortgage-backed securities, registered investment companies, common/collective trust funds and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, U.S. and foreign government, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term, and those changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value as determined by the Trustee pursuant to the DC Master Trust Agreement as directed and overseen by the Investment Committee. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s investments, including the underlying investments in the DC Master Trust, are valued as follows:
Investments in common and preferred stock are valued at the last reported sales price of the stock on the active market on which the securities are traded on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices that represent the net asset values of shares held by the

Plan at year-end. Investments in common/collective trust funds and short-term investments funds are valued based on the redemption price of units owned by the Plan, which is based on the current fair value of each funds’ underlying net assets. Unit values are determined by the financial institution sponsoring such funds by dividing each funds’ net assets at fair value by its units outstanding at the valuation dates. Fair values for other securities, including U.S. government, corporate debt, mortgage-backed, asset-backed and other fixed-income securities, which are not exchange-traded, are valued using third-party pricing services. These pricing services use, for example, recent broker-dealer quotations or model-based pricing methods that use significant observable inputs such as relevant yield curves, credit information of the underlying security, prepayment projections, cash flows and other security characteristics, to determine fair value as of the last trading day of the year. If market values are not available from the above sources, the fair value is provided to the Trustee by the party with authority to trade in such securities (investment managers or the Investment Committee, as applicable).
The fair value of guaranteed investment contracts (GICs) held by the Plan through the Stable Value Fund of the DC Master Trust equals the total fair value of the underlying assets, plus the total contract rebid value, which is calculated by discounting the excess annual rebid fee over the duration of the contract assets. The GICs are considered to be fully benefit-responsive and therefore their carrying value is adjusted from fair market value to contract value in the statements of net assets available for benefits.
All securities and cash or cash equivalents are quoted in the local currency and then converted into U.S. dollars using the appropriate exchange rate obtained by the Trustee. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Broker commissions, transfer taxes, and other charges and expenses incurred in connection with the purchase, sale, or other disposition of securities or other investments are added to the cost of such securities or other investments, or are deducted from the proceeds of the sale or other disposition thereof, as appropriate. Taxes, if any, on fund assets, or on any gain resulting from the sale or other disposition of such assets, or on the earnings of the funds, are apportioned among the participants whose interests in the Plan are affected, and the share of such taxes is apportioned to each such person is charged against his or her account in the Plan.
The Trustee relies on the prices provided by pricing sources, the investment managers, the Investment Committee or the participant’s broker as a certification as to value in performing any valuations or calculations required of the Trustee.
The DC Master Trust allocates investment income, realized gains and losses, and unrealized appreciation and depreciation on the underlying securities to the participating plans daily based upon the market value of each plan’s investment. The unrealized appreciation or depreciation amount is the aggregate difference between the current fair market value and the cost of investments. The realized gain or loss on investments is the difference between the proceeds received and the average cost of investments sold.
Participant Loans
Participant loans are measured at their outstanding balances, plus accrued interest.
Expenses
Plan expenses are paid by either the Plan or the Plan’s sponsor as provided in the Plan document.
Payment of Benefits
Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid were $326,000 and $856,000 at December 31, 2012 and 2011, respectively, and such amounts continue to accrue investment earnings (losses) until paid.
Transfers
A participant may elect to transfer their vested Plan account balance to certain Company pension plans or elect a lump-sum payment or annuity as permitted by the Plan. The total amount transferred from the Plan to other Company pension plans was $5,942,000 for the year ended December 31, 2012. The total amount payable to other Company pension plans as of December 31, 2012 and 2011, were $20,000 and $2,003,000 respectively.
Accounting Standards Updates
Accounting standards updates effective after December 31, 2012, are not expected to have a material effect on the Plan's statement of net assets available for benefits or statement of changes in net assets available for benefits.

3. INVESTMENTS
The Plan’s investments consist of a proportionate interest in certain investments held by the DC Master Trust. Those investments are stated at fair values determined and reported by the Trustee, in accordance with the DC Master Trust Agreement established by the Company.
Proportionate interests of each participating plan are determined based on the standard trust method of accounting for master trust arrangements. Plan assets represent four percent of total net assets reported by the Trustee of the DC Master Trust as of December 31, 2012 and 2011.
The net assets of the DC Master Trust as of December 31, 2012 and 2011, are as follows:

$ in thousands	2012
Assets
Cash equivalents and short-term investment funds	$171,030
Equities
Common and preferred stock	1,058,806
Common/collective trust funds	7,489,593
Fixed income
U.S. and foreign government securities	321,957
Corporate debt instruments	213,974
Asset- and mortgage-backed securities	330,141
Common/collective trust funds	942,660
Guaranteed investment contracts	2,849,065
Collateral held under securities lending agreements	1,152,626
Assets on loan to third-party borrowers	1,129,452
Total investments	15,659,304
Receivable from broker for investments sold	721
Dividends, interest, taxes and other receivables	6,905
Total assets	15,666,930

Liabilities
Collateral held under securities lending agreements	1,152,626
Due to broker for securities purchased	44,316
Total liabilities	1,196,942
Net assets of the DC Master Trust — at fair value	14,469,988
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(248,674)
Net assets of the DC Master Trust	$14,221,314

$ in thousands	2011
Assets
Common/collective trust funds	$ 7,021,143
Guaranteed investment contracts	2,675,795
Common and preferred stock	1,190,071
Asset- and mortgage-backed securities	339,798
Cash equivalents and short-term investment funds	301,346
U.S. and foreign government securities	198,131
Corporate debt instruments	192,015
Assets on loan to third-party borrowers	1,285,714
Collateral held under securities lending agreements	1,312,231
Total investments	14,516,244
Receivable from broker for investments sold	2,366
Dividends, interest, taxes and other receivables	7,637
Total assets	$14,526,247

Liabilities
Collateral held under securities lending agreements	1,312,231
Due to broker for securities purchased	27,684
Total liabilities	1,339,915
Net assets of the DC Master Trust — at fair value	13,186,332
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(203,733)
Net assets of the DC Master Trust	$12,982,599
Investment income for the DC Master Trust for the Plan year ended December 31, 2012, is as follows:

$ in thousands	2012
Investment income
Net appreciation (depreciation) in fair value of investments
Equities
Common and preferred stock	$189,451
Common/collective trust funds	1,013,601
Fixed income
U.S. and foreign government securities	84
Corporate debt instruments	10,808
Asset- and mortgage-backed securities	(3,194)
Common/collective trust funds	31,581
Net appreciation	1,242,331
Interest	146,612
Dividends	46,595
Other income	2,165
Stock loan income	484
Investment manager fees	(3,716)
Other expenses	(9,973)
Total investment income	$1,424,498
Other than the Plan’s investment in the DC Master Trust, there were no assets held for investment that represent five percent or more of the Plan’s net assets available for benefits at December 31, 2012 and 2011.
The DC Master Trust participates in a securities lending program with the Trustee. The program allows the Trustee to loan securities, which are assets of the DC Master Trust, to approved borrowers. The Trustee requires borrowers, pursuant to a security loan agreement, to deliver collateral to secure each loan. The collateral required is 102 percent of the fair value of U.S. securities borrowed and 105 percent for foreign securities borrowed. The DC Master Trust bears the risk of loss with respect to any unfavorable change in fair value of the invested cash collateral. However, the borrower bears the risk of loss related to the decrease in the fair value of the securities collateral and, therefore, may have to deliver additional cash or securities to maintain the required collateral. In the event of default by the borrower, the Trustee shall indemnify the DC Master Trust against any loss of the amount loaned.
DC Master Trust Assets on loan to third-party borrowers under security lending agreements are as follows:

	December 31
$ in thousands	2012	2011
Underlying securities of guaranteed investment contracts	$973,336	$1,040,296
Fixed income
U.S. and foreign government securities	123,228	214,415
Corporate debt instruments	32,888	31,003
DC Master Trust Assets on loan to third-party borrowers	$1,129,452	$1,285,714
Such assets could be subject to sale restrictions in the event security lending agreements are terminated and the securities have not been returned to the DC Master Trust. The DC Master Trust held approximately $1,152,626,000 consisting of cash, U.S. Treasuries and mortgage-backed securities, and $1,312,231,000 consisting primarily of cash equivalents of collateral for securities on loan as of December 31, 2012 and 2011, respectively.
4. DERIVATIVE FINANCIAL INSTRUMENTS
Derivative financial instruments may be used by the investment managers of the DC Master Trust as part of their respective strategies. These strategies include the use of credit default swaps, futures contracts, and interest rate swaps. Notional amounts disclosed below do not quantify risk or represent assets or liabilities of the DC Master Trust, but are used in the calculation of the cash settlements under the contracts.
Derivative financial instruments are recorded as assets or liabilities of the DC Master Trust and measured at fair value primarily as part of the GICs. Changes in the fair value of the derivative instruments are reflected in investment income as appreciation (depreciation) in the DC Master Trust. During 2012 and 2011, these derivative financial instruments were not entered into for hedging purposes and do not qualify for hedge accounting. The volume of derivative activity during 2012 was comparable to that which is held at year-end.
The notional amounts and fair values, by primary risk exposure, are presented as gross assets and liabilities as follows:

	December 31
$ in thousands	2012		2011
	Credit Contracts	Interest Rate Contracts	Credit Contracts	Interest Rate Contracts
	Credit Default Swaps	U.S. Treasury Futures	Credit Default Swaps	U.S. Treasury Futures
Fair value of asset	$—	$1,129	$12	$289
Fair value of liability	—	(7)	(667)	(917)
Notional amount	—	(107,979)	38,535	(94,020)
Net gain / (loss) for credit default swaps and U.S. treasury futures for the year ended December 31, 2012, were $433,000 and $(2,866,000), respectively.
Credit Default Swaps
The DC Master Trust enters into credit default swap contracts in the normal course of its investing activities to manage exposure to credit risk by either reducing risk exposure to a default of corporate and sovereign issuers, or to increase exposure to corporate and sovereign issuers to which it is not otherwise exposed. The credit risk associated with these contracts is minimal as they are entered into with a limited number of highly rated counterparties.
Futures Contracts
The DC Master Trust enters into futures contracts in the normal course of investing activities to manage market risk associated with equity and fixed-income investments and to achieve overall investment portfolio objectives. These contracts involve elements of market risk in excess of amounts recognized in the statements of net assets available for benefits. The credit risk associated with these contracts is minimal as they are traded on organized exchanges and settled daily. The terms of these contracts typically do not exceed one year. Notional amounts related to these contracts in the table above are stated as a net buy (sell) position.
5. FAIR VALUE MEASUREMENTS
The Plan utilizes fair value measurement guidelines prescribed by GAAP to value financial instruments. The guidance includes a definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements.
The valuation techniques utilized are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
These two types of inputs create the following fair value hierarchy:
Level 1 - Quoted prices for identical instruments in active markets. Level 1 investments of the DC Master Trust and the Plan primarily include common stock, preferred stock, open-end mutual funds, closed-end mutual funds based on pricing, frequency of trading and other market considerations.
Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable. Level 2 investments of the DC Master Trust and the Plan primarily include short-term investment funds and common/collective trust funds based on the use of net asset valuations derived by investment managers and fixed-income securities based on broker quotes or model-derived valuations. There are no unfunded commitments, redemption notice periods or other redemption restrictions for the common/collective trust funds or short-term investments funds.
Level 3 - Significant inputs to the valuation model are unobservable. There were no Level 3 investments in the Plan during the years ended December 31, 2012 and 2011.
There have been no transfers of investments between Level 1 and Level 2 during 2012 and 2011.

The table below sets forth the fair value hierarchy of the investments, by level, on a recurring basis, held by the DC Master Trust as of December 31, 2012:

	2012
($ in thousands)	Level 1	Level 2	Total
DC Master Trust
Cash equivalents	$5,774	$165,256	$171,030
Equities
Domestic	1,058,806	—	1,058,806
Common/collective trust funds
Domestic	—	4,276,748	4,276,748
International	—	1,743,590	1,743,590
Retirement Path Funds (Note 1)	—	1,469,255	1,469,255
Total equities	1,058,806	7,489,593	8,548,399
Fixed income
U.S. Treasuries	—	369,716	369,716
Corporate debt	—	246,862	246,862
Asset- and mortgage-backed securities	—	330,141	330,141
Common/collective trust funds	—	942,660	942,660
U.S. government agency	—	57,520	57,520
Non-U.S. government	—	17,949	17,949
Total fixed income	—	1,964,848	1,964,848
Guaranteed investment contracts
Separate insurance contract	—	647,315	647,315
Synthetic guaranteed investment contracts
U.S. Treasuries	—	1,474,948	1,474,948
Corporate debt	—	901,788	901,788
Asset- and mortgage-backed securities	—	545,321	545,321
U.S. government agency	—	155,404	155,404
Non-U.S. government	—	6,614	6,614
Cash equivalents	—	89,907	89,907
Other	—	1,104	1,104
Total guaranteed investment contracts	—	3,822,401	3,822,401
Collateral held under securities lending agreements
Cash and cash equivalents	—	759,176	759,176
Other	—	393,450	393,450
Total DC Master Trust	$1,064,580	$14,594,724	$15,659,304
The table below sets forth the fair value hierarchy, by level, of the investments, on a recurring basis, held by the Plan as of December 31, 2012:

	2012
($ in thousands)	Level 1	Level 2	Total
Other Plan investments
State Street Bank and Trust Company cash or short-term investment accounts	$—	$4,111	$4,111
Total other Plan investments	$—	$4,111	$4,111

The table below sets forth the fair value hierarchy of the investments, by level, on a recurring basis, held by the DC Master Trust as of December 31, 2011:

	2011
($ in thousands)	Level 1	Level 2	Total
DC Master Trust
Cash equivalents	$—	$301,347	$301,347
Equities
Domestic	1,189,671	—	1,189,671
Common/collective trust funds:
Domestic	—	3,800,724	3,800,724
International	—	1,426,583	1,426,583
Retirement Path Funds (Note 1)	—	1,035,347	1,035,347
Total equities	1,189,671	6,262,654	7,452,325
Fixed income
U.S. Treasuries	—	340,752	340,752
Corporate debt	—	221,799	221,799
Asset- and mortgage-backed securities	—	339,798	339,798
Common/collective trust funds	—	758,488	758,488
U.S. government agency	—	56,906	56,906
Non-U.S. government	—	16,507	16,507
Total fixed income	—	1,734,250	1,734,250
Guaranteed investment contracts
Separate insurance contract	—	620,153	620,153
Synthetic guaranteed investment contracts
U.S. Treasuries	—	1,175,545	1,175,545
Corporate debt	—	1,057,021	1,057,021
Asset- and mortgage-backed securities	—	553,089	553,089
U.S. government agency	—	173,513	173,513
Non-U.S. government	—	15,204	15,204
Cash equivalents	—	122,196	122,196
Other	—	(630)	(630)
Total guaranteed investment contracts	—	3,716,091	3,716,091
Collateral held under securities lending agreements
Cash and cash equivalents	—	1,053,748	1,053,748
Other	—	258,483	258,483
Total DC Master Trust	$1,189,671	$13,326,573	$14,516,244
The table below sets forth the fair value hierarchy, by level, of the investments, on a recurring basis, held by the Plan as of December 31, 2011:

	2011
($ in thousands)	Level 1	Level 2	Total
Other Plan investments
State Street Bank and Trust Company cash or short-term investment accounts	$—	$5,466	$5,466
Total other Plan investments	$—	$5,466	$5,466

6. INTEREST IN NORTHROP GRUMMAN STABLE VALUE FUND
The DC Master Trust includes amounts in the Stable Value Fund, which was established for the investment of assets of certain savings plans sponsored by the Company and its affiliates. Each participating savings plan has an undivided interest in the Stable Value Fund. At December 31, 2012 and 2011, the Plan’s interest in the net assets of the Stable Value Fund was approximately three percent of the total fund value. Investment income and administrative expenses relating to the Stable Value Fund are allocated among the participating plans on a daily basis.
Investments held in the Stable Value Fund are as follows:

	December 31
$ in thousands	2012	2011
Guaranteed investment contracts (at contract value)	$3,573,728	$3,512,358
Cash and cash equivalents	117,584	267,813
Total	$3,691,312	$3,780,171
Investment income of the Stable Value Fund totaled $111,678,000 for the year ended December 31, 2012.
The DC Master Trust has an arrangement with the investment manager of the Stable Value Fund whereby the investment manager has the ability to borrow amounts from third parties to satisfy liquidity needs of the Stable Value Fund, if necessary. As of December 31, 2012 and 2011, no borrowings under this arrangement were outstanding.
The Stable Value Fund holds wrapper contracts in order to manage the market risk and return of certain securities held by the Stable Value Fund. The wrapper contracts generally modify the investment characteristics of certain underlying securities such that they perform in a manner similar to guaranteed investment contracts. These contracts, known as synthetic guaranteed investment contracts (SICs), provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the Stable Value Fund, but rather are amortized, at a maximum over the duration of the underlying assets, through adjustments to the future interest-crediting rate. Primary variables affecting the future crediting rate of the wrap contracts include current yield of the underlying assets within the wrap contract, duration of the underlying assets covered by the wrap contract, and the existing difference between market value and contract value of the underlying assets within the wrap contract. Each wrapper contract and the related underlying assets comprise the SICs, which are recorded at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals and contract administrative expenses.
The fair value of the underlying assets related to the GICs which includes a separate insurance contract and SICs, was $3,822,401,000 and $3,716,091,000 as of December 31, 2012 and 2011, respectively, and the fair value of the wrapper contracts was zero and $389,000 at December 31, 2012 and 2011, respectively. The weighted-average yield (excluding administrative expenses) for all investment contracts was 1.08 percent and 1.67 percent at December 31, 2012 and 2011, respectively. Average duration for all investment contracts was 3.24 years and 3.06 years at December 31, 2012 and 2011, respectively. The crediting interest rate for all investment contracts was 2.65 percent and 3.06 percent at December 31, 2012 and 2011, respectively. Crediting interest rates are reset on a monthly basis and guaranteed by the wrapper contracts to be not less than zero. Resets are determined based upon the market-to-book ratio, along with the yield and duration of the underlying investments.
In certain circumstances, the amounts withdrawn from a wrapper contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, a withdrawal from a wrapper contract in order to switch to a different investment provider, or adoption of a successor plan (in the event of the spin-off or sale of a division) that does not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. Plan management believes that the events described above that could result in the payment of benefits at fair value rather than contract value are not probable of occurring in the foreseeable future.

7. EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Party-in-interest transactions through the DC Master Trust include the purchase and sale of investments managed by affiliates of the Plan's Trustee, transactions involving Northrop Grumman Corporation common stock, and payments made to the Company for certain Plan administrative costs. The NG Stock Fund within the DC Master Trust held 15,667,446 and 18,860,833 shares of common stock of the Company with a fair value of $1,058,806,000 and $1,102,982,000 at December 31, 2012 and 2011, respectively. The Plan's interest in the net assets of the NG Stock Fund was approximately 0.2 percent and 0.3 percent at December 31, 2012 and 2011, respectively. During 2012, the NG Stock Fund earned dividends of $37,804,226 from its investment in Northrop Grumman Corporation common stock. A significant decline in the market value of the Company's common stock would significantly affect the net assets available for benefits.
State Street affiliates managed $4,111,000 and $5,466,000 of Plan assets held in the short-term investment fund as of December 31, 2012 and 2011, respectively. The Plan paid $35,000 to the Trustee in fees for the year ended December 31, 2012. The Plan had transactions with the Trustee's short-term investment fund, a liquidity pooled fund in which participation commences and terminates on a daily basis. In Plan management's opinion, fees paid during the year for services rendered by parties in interest were based upon customary and reasonable rates for such services.
The DC Master Trust utilized various investment managers to manage its net assets. These net assets may be invested into funds also managed by the investment managers. Therefore, these transactions qualify as party-in-interest transactions.
8. PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, the interests of all participants in their accounts are 100 percent vested.
9. FEDERAL INCOME TAX STATUS
The Plan obtained its latest determination letter dated August 15, 2005, in which the Internal Revenue Service (IRS) determined that the Plan's terms at the time of the determination letter application were in compliance with applicable sections of the Code and, therefore, the related trust is exempt from taxation. Previously adopted Plan amendments were filed as part of the process to obtain a new favorable determination letter, which is still pending. An IRS acknowledgment letter was received on November 18, 2010, however no new determination has been made. Management believes that the Plan and related trust are currently designed and operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that is more likely than not would be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions and is currently under audit by the IRS for the 2008 tax year. No matters that would impact the financial statements have been noted to date. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
A reconciliation of net assets available for benefits per the financial statements to Form 5500 is as follows:

	December 31
$ in thousands	2012	2011
Net assets available for benefits per the financial statements	$569,807	$558,200
Less amounts allocated to withdrawing participants	(326)	(856)
Net assets available for benefits per Form 5500	$569,481	$557,344
A reconciliation of benefits paid to participants per the financial statements to Form 5500 for the year ended December 31, 2012, is as follows ($ in thousands):

$ in thousands
Benefits paid to participants per the financial statements	$39,279
Add amounts allocated to withdrawing participants at December 31, 2012	326
Less amounts allocated to withdrawing participants at December 31, 2011	(856)
Benefits paid to participants per Form 5500	$38,749
Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2012 and 2011, but not yet paid as of that date.
* * * * * *

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM

FORM 5500, SCHEDULE H, PART IV, LINE 4i,
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

$ in thousands
(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value
*	Northrop Grumman Defined Contribution Plans Master Trust	Participation in Northrop Grumman Defined Contribution Plans Master Trust	**	$568,753	***
*	Plan Participants	Participant loans (maturing 2012 to 2027 at interest rates ranging from 4.25 percent to 9.5 percent)	**	4,055
*	State Street Bank and Trust Company	Participation in the Short-Term Investment Fund Accounts	**	4,111
	Total			$576,919

*	Party-in-interest
**	Cost information is not required for participant-directed investments and loans, and therefore is not included.
***	Excludes adjustment from fair value to contract value for fully benefit-responsive investment contracts.

SIGNATURE
Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM

Dated: June 25, 2013	By:	/s/ Denise Peppard
Denise Peppard Chairman, Benefit Plans Administrative Committees

EXHIBIT INDEX

*23	Consent of Independent Registered Public Accounting Firm

*	Filed with this report